Exhibit 99.1

Diginex Announces Execution of Warrants Agreement, Bonus Share Issuance and Cancellation of EGM

LONDON, July 25, 2025 (GLOBE NEWSWIRE) — Diginex Limited (“Diginex” or the “Company”) (NASDAQ: DGNX), a leading provider of Sustainability RegTech solutions, today announced that on July 22, 2025 Rhino Ventures Limited exercised warrants, with an exercise price of $5.13 per share, to purchase 2,250,000 ordinary shares of Diginex. The total exercise price of US$11,542,500 has been delivered in full to the Company. The warrants exercised by Rhino Ventures Limited were due to expire on 23rd July 2025.

The board of directors of Diginex (the “Board”) has determined to terminate its plans for an 8 shares for 1 share forward stock split in favour of a bonus share issuance which is expected to be declared and distributed during the third quarter of 2025. Accordingly, the Board has determined to cancel Diginex’s extraordinary general meeting that was scheduled to take place on July 29, 2025.

About Diginex

Diginex Limited (Nasdaq: DGNX; ISIN KYG286871044), headquartered in London, is a sustainable RegTech business that empowers businesses and governments to streamline ESG, climate, and supply chain data collection and reporting. The Company utilizes blockchain, AI, machine learning and data analysis technology to lead change and increase transparency in corporate regulatory reporting and sustainable finance. Diginex’s products and services solutions enable companies to collect, evaluate and share sustainability data through easy-to-use software.

The award-winning diginexESG platform supports 19 global frameworks, including GRI (the “Global Reporting Initiative”), SASB (the “Sustainability Accounting Standards Board”), and TCFD (the “Task Force on Climate-related Financial Disclosures”). Clients benefit from end-to-end support, ranging from materiality assessments and data management to stakeholder engagement, report generation and an ESG Ratings Support Service.

For more information, please visit the Company’s website:

https://www.diginex.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the SEC.

Diginex

Investor Relations

Email: ir@diginex.com

IR Contact - Europe

Anna Höffken

Phone: +49.40.609186.0

Email: diginex@kirchhoff.de

IR Contact – US

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global

IR Contact – Asia

Shelly Cheng

Strategic Financial Relations Ltd.

Phone: +852 2864 4857

Email: sprg_diginex@sprg.com.hk